FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

December 5, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 5, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports results from the first three drill holes on its 100% owned Diamante-Los Patos property in northwest Argentina.

Item 5.	Full Description of Material Change

The Issuer reports the results from the first three drill holes on its 100% owned Diamante-Los Patos property located in Provinces of Salta and Catamarca, northwest Argentina (“DLP”).

Initial Results

Borehole 07-DLP-02 returned 49 metres at 0.35 lbs/ton U3O8 (0.015% uranium), commencing 2 metres below surface.  The interval includes a higher-grade zone averaging 0.56 lbs/ton U3O8 (0.024% uranium) over 14 metres, beginning at a depth of 9 metres (Table 1).

As predicted by the exploration model, all three reverse circulation drill holes intersected significant intervals of uranium mineralization and confirm the presence a potential bulk-tonnage uranium deposit near surface.  These results represent the very first holes of a planned 10,000 metre drill program within this newly defined frontier uranium district.

Boreholes DLP-001 and DLP-003 successfully intersected broad intervals of uranium mineralization commencing at shallow levels and extending to appreciable depths.  The first borehole, collared off the main Bingo target zone, intersected 20 metres @ 0.24 lbs/ton U3O8 (0.01% uranium) within which 4 metres returned 0.55 lbs/ton U3O8 (0.023% uranium (Table 1).  Borehole DLP-003 intersected multiple zones of uranium mineralization, including 11 metres @ 0.26 lbs/ton U3O8 (0.011% uranium) and 8 metres @ 0.30 lbs/ton U3O8 (0.013% uranium) respectively (Table 1).

Table 1:  Drill Intersections

Drill Hole	Zone	From (m)	To (m)	Interval (m)	ppm U	lbs/ton U3O8	U (%)
DLP-001	Bingo	37	57	20	102.2	0.24	0.010
including	Bingo	45	49	4	231.8	0.55	0.023
DLP-002	Bingo	2	51	49	150.1	0.35	0.015
including	Bingo	9	23	14	236.7	0.56	0.024
DLP-003	Bingo	11	22	11	108.8	0.26	0.011
DLP-003	Bingo	47	55	8	127.8	0.30	0.013

Interpretation

The principal target at DLP is a large, bulk tonnage uranium target within which smaller, high grade, structurally controlled zones and intervals are anticipated.  Initial drilling at the Bingo Zone successfully validates this exploration model with potentially bulk mineable uranium mineralization presently intersected over 150 metres strike and depths ranging from 50 to 57 metres from surface (Figures 1 and 2).

Figure 1: Plan Map of Bingo Zone Drillholes

Figure 2: Drill sections for DLP-001, -002, and -003

The Diamante-Los Patos Property

Exploration to date indicates that the more than 1,500 square kilometre property is prospective for not only surface to near-surface bulk tonnage uranium mineralization, but also potentially higher-grade ‘feeder–zone’ mineralization.  Exploration has currently identified seven large mineralized zones over a 20 kilometre by 30 kilometre area (Figure 3).  Results are interpreted to reflect the surface expressions or leakage from a very large, structurally controlled, volcanic-hosted system focused on the flanks of the Cerro Galan Caldera Complex (CGCC).

Figure 3: Diamante-Los Patos Property Map

The current 10,000 metre reverse circulation drill program began on October 25, 2007 and is designed to rapidly test the major zones of surficial uranium mineralization in order to prioritize the systematic testing of the large zones.  Thirteen drill holes, totalling 1,292 metres, have been completed at the Bingo and Alfredo zones and the drill is currently testing the Diamante zone.  The remaining boreholes are currently being logged and sampled and will shortly be en-route to the laboratory for geochemical analysis.

In addition to drilling, the Issuer’s field crews are continuing with aggressive mapping and prospecting to delineate further drill targets in new areas where anomalous radioactivity has been identified.

Qualified Person & QA/QC Controls

James M. Dawson, P. Eng., the Issuer’s consulting geologist and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Dawson is not independent of the Issuer by virtue of being a shareholder and the holder of stock options.

Scott Heffernan, P.Geo., the Issuer’s chief geologist and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The work program at Diamante-Los Patos was designed and is supervised by Scott Heffernan, the Issuer’s consulting geologist, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to Alex Stewart Assayers (ASA) for analysis.  ASA’s quality system complies with the requirements for the International Standard ISO 9001:2000.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ASA for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Issuer, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Issuer’s current 20F for a more complete discussion of such risk factors and their potential effects.

All of the Issuer’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.  This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

December 11, 2007